# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: EWSB Bancorp, Inc. /MD/, CIK 0002013792
CUSIP: 26929P107
Title of class of securities: Common Stock, $0.01 Par Value
Address of issuer's principal executive offices: 109 WEST SECOND STREET, KAUKAUNA, Wisconsin (WI), 54130
Date of event which requires filing of this statement: 06/29/2026
Filed by CIK 0001678731
Persons authorized to receive notices and communications: J. David Rosenberg, 1 East Fourth Street Suite 1400, Cincinnati, Ohio (OH), 45202, (513) 579-6422

## Reporting persons
- Rosenberg J. David (CIK 0001678731): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 58,250; shared voting power 0; sole dispositive power 58,250; shared dispositive power 0; aggregate amount beneficially owned 58,250 (5.7% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.01 Par Value
Name of issuer: EWSB Bancorp, Inc. /MD/
Address of issuer's principal executive offices: 109 WEST SECOND STREET, KAUKAUNA, Wisconsin (WI), 54130
Comment: This statement relates to shares of common stock, $0.01 Par Value (the "Common Stock"), of EWSB Bancorp, Inc. ("Issuer"), whose principal executive office is located at 109 West Second Street, Kaukauna, Wisconsin 54130.

## Item 2. Identity and Background
Name of person filing: J. David Rosenberg
Residence or business address: 1 East 4th Street, Suite 1400, Cincinnati, Ohio 45202
Present principal occupation or employment: Mr. Rosenberg is a Senior Partner at Keating Muething and Klekamp PLL, 1 East 4th Street, Suite 1400, Cincinnati, Ohio 45202.
Criminal convictions in the last five years: Mr. Rosenberg has not during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors.)
Civil proceedings (securities laws) in the last five years: Mr. Rosenberg has not during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and has not, as a result of such proceeding, been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Mr. Rosenberg is a U.S. citizen.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The shares of the Issuer's Common Stock were purchased with personal funds.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Person acquired the securities described in this Schedule 13D for investment purposes and he intends to review his investments in the Issuer on a continuing basis. Any actions the Reporting Person might undertake will be dependent upon the Reporting Person's review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer's business, financial condition, operations and prospects; price levels of the Issuer's securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Person may, at any time and from time to time, acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions whether pursuant to or outside of Rule 10b5-1 trading plans. The Reporting Person may in the future enter into and/or amend Rule 10b5-1 trading plans with respect to the acquisition or sale of Issuer securities involving amounts greater than or less than one percent of the Issuer's outstanding common stock. The Reporting Person also may attempt to pledge shares pursuant to margin, loan and other security agreements. In addition, the Reporting Person may engage in discussions with management, Directors, and shareholders of the Issuer and other relevant parties or encourage such persons to consider or explore extraordinary corporate transactions, such as: a merger; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer's business or corporate structure.

Other than as described above, the Reporting Persons does not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Person may change his purpose or formulate different plans or proposals with respect thereto at any time.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of the date hereof, Mr. Rosenberg owns, in the aggregate, 58,250 shares of the Issuer's Common Stock, representing 5.74% of the 1,014,220 shares of the Common Stock deemed outstanding for such purpose.
Number of shares as to which each person has sole or shared power to vote or dispose: Mr. Rosenberg has sole voting and dispositive power with respect to 58,250 shares of the Issuer's Common Stock.
Transactions in the class effected during the past sixty days: On June 29, 2026, the Reporting Person purchased 20,750 shares for a purchase price of $10 per share in a subscription offering.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: See response to Item 4 above.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Not applicable.

## Signatures
- Rosenberg J. David: /s/ J. David Rosenberg, J. David Rosenberg (07/01/2026)